

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 2, 2009

Mr. Robert D. Marcus
Chief Financial Officer
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

      RE: Time Warner Cable, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 28, 2008

             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 20, 2009
             File No. 1-33335

Dear Mr. Marcus:

      We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director